6722 Springs Mill Road, Charlotte, NC 28277 Office/Cell: (704) 806-2387 Email: daphne@dtchisolmlaw.com www.dtchisolmlaw.com

VIA E-Mail	October 13, 2020

Re:	2nd Vote Funds (“Trust” or “Registrant”)

Initial Registration Statement on Form N-1A
File Nos. 333-239127; 811-23577

Dear Mr. John Ganley:

We are writing in response to written comments you provided to Daphne Chisolm on July 10, 2020 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus

2ndVote Life ETF (Page 1)

Fees and Expenses

1.	Comment: Please revise the introduction to the fee table to reflect the amended language set forth in Item 3 of Form N-1A. See Exchange-Traded Funds, Investment Company Act Release No. 33646 (September 25, 2019) [84 FR 57162 (October 24, 2019)] (hereinafter “ETF Adopting Release.”)

Response: We have revised the disclosure consistent with this comment.

Principal Investment Strategy

2.	Comment: Please provide us a copy of the index methodology. See Rule 418(a) under the Securities Act. We may have additional comments after review of the information provided.

Response: Each Fund will be actively managed and, accordingly, will not seek to track an index.

3.	Comment: Please disclose that the fund prioritizes social goals above economic returns, or explain to us why that is not the case.

Response: The Registrant does not believe that the Fund prioritizes social goals above economic returns. The Fund is using social criteria in making its investments. The social criteria act as a screen to limit the universe of investments in which a Fund may invest. For example, the Fund focuses its investments in equity securities by attempting to achieve total return while investing only in companies whose activities are consistent with the Fund’s social criteria.

October 13, 2020

4.	Comment: The fourth paragraph of this section states that a company is assigned a score between 1 and 5 based on a proprietary research system that evaluates activities and policies of the company and its key employees. It is unclear what types of activities and policies will result in either high or low scores, or which key employees will be assessed. Please provide enhanced disclosure and examples of how particular activities and policies will affect a company’s score, and which key employees will be part of the analysis. In addition, please provide us a copy of the proprietary research system together with a list of the current constituents of the Index and their scores. See Rule 418(a) under the Securities Act. We may have additional comments after review of the information provided.

Response: We have revised the disclosure consistent with this comment.

5.	Comment: According to the disclosed criteria, the Fund can invest a significant amount of its assets in companies that receive a Life Score of 3. These companies neither support nor oppose an abortion or pro-life agenda. Please explain to us why you believe the Fund’s name is not misleading given that a significant amount of its assets can be invested in these companies.

Response: We have revised the disclosure consistent with this comment.

6.	Comment: The disclosure describes a “supplemental process” that will used to select companies if necessary. Please disclose, if accurate, that the Fund will not invest in companies that receive a Life Score of 1 or 2.

Response: We have revised the disclosure consistent with this comment.

7.	Comment: Please disclose the Fund’s due diligence practices in applying its screening criteria to portfolio companies. This disclosure should include what underlying data the Fund or Index Provider will be reviewing to determine the score assigned to a potential portfolio company and the sources of the data. This could include, for example, directly engaging with portfolio companies, reviewing third-party scoring/data, and/or conducting research using other types of information from either the fund or an outside source.

Response: We have revised the disclosure consistent with this comment.

8.	Comment: Disclose the market capitalization range of the companies in the Index and add investing in small capitalization companies as a principal risk if appropriate.

Response: We have revised the disclosure consistent with this comment.

9.	Comment: Please clarify the metrics used to determine whether or not a company is “relatively price attractive.” Also define “direct” and “indirect” support.

Response: We have revised the disclosure consistent with this comment.

October 13, 2020

10.	Comment: Disclosure in the paragraph following the Life Score chart (page 3) states that companies that are unscored are removed from the universe of companies that may be included in the Index. What is the number of companies that are unscored? Please explain why some companies will not be assigned a score.

Response: The screening process has been updated. All companies are scored once they pass the initial Laffer Tengler value screen.

11.	Comment: Disclosure in the paragraph following the Life Score chart (page 3) also discusses a “weighting process.” Disclosure in the second paragraph of this section (page 2) states that the Underlying Index is equally-weighted. Please explain to us why there is an explanation of a weighting process when the constituents in the Index are equally-weighted.

Response: Each Fund will be actively managed and, accordingly, will not seek to track an index. We have revised the disclosure consistent with this comment.

12.	Comment: The last paragraph of this section (page 4) indicates that the Fund will concentrate its investments to approximately the same extent as the Underlying Index. Please disclose any industry or group of industries in which the Underlying Index is currently concentrated.

Response: Each Fund will be actively managed and, accordingly, will not seek to track an index. We have revised the disclosure consistent with this comment.

Principal Investment Risks

13.	Comment: Please add a risk indicating that the investment adviser is newly organized and has not previously managed a registered investment company.

Response: We have revised the disclosure consistent with this comment.

14.	Comment: If applicable, please add a risk indicating that the Index Provider is newly organized and does not have experience as an index provider to a registered investment company.

Response: Each Fund will be actively managed and, accordingly, will not seek to track an index and will not have an Index Provider.

15.	Comment: Concentration Risk. Please identify any industry or group of industries in which the Fund and Underlying Index are currently concentrated.

Response: We have revised the disclosure consistent with this comment.

October 13, 2020

Portfolio Management

16.	Comment: Please confirm whether or not the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as is required. If the Adviser is not registered, please explain when it expects to register.

Response: The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (SEC FILE NO.: 801-119190)

17.	Comment: Please confirm whether or not anyone at 2nd Vote Advisers LLC will be serving as a portfolio manager for the fund.

Response: We confirm that no one at the Adviser will be serving as a portfolio manager for the Fund.

Purchase and Sale of Shares

18.	Comment: Please provide the language specified in Items 6(c)(3) –(4). See ETF Adopting Release, supra Comment 1.

Response: We have revised the disclosure consistent with this comment.

2ndVote Liberty ETF (Page 9)

19.	Comment: Please respond to Comments 1-18 above with respect to this Fund.

Response: Please see the Responses 1-18 above.

20.	Comment: This Fund generally intends to invest in companies that provide support for, or engage in, activities that seek to promote, protect or strengthen the rights granted under the First Amendment. Please describe the types of First Amendment-related activities that this Fund intends to foster, and whether it focuses on a particular liberty over another. For example, we note that much of the material on 2nd Vote’s website focuses on religious liberty. If the Fund will similarly focus on religious liberty to a greater extent than other First Amendment- related activities, please disclose this fact.

Response: We have revised the disclosure consistent with this comment.

2ndVote Personal & National Security ETF (Page 17)

21.	Comment: Please respond to Comments 1-18 above with respect to this Fund.

Response: Please see the Responses 1-18 above.

October 13, 2020

22.	Comment: The name of this Fund suggests that the Fund will invest in issuers related to personal and national security. Rule 35d-1(a)(2)(i) under the 1940 Act provides that a fund with a name suggesting that the fund focuses on a particular type of investment must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investment suggested by the fund’s name. Please either revise the Fund’s strategy to disclose a policy complying with Rule 35d-1(a)(2)(i), or revise the name of the Fund.

Response: The name of the Fund has been revised.

Additional Information About The Funds (Page 25)

23.	Comment: Additional Information About Each Fund’s Principal Investment Strategy. This paragraph states that to comply with Rule 35d-1 under the 1940 Act, each Fund has adopted a policy to invest, under normal circumstances, at least 80% of its assets in securities that are traded principally in the United States. Since the Funds do not have “United States” in their names, please explain to us why the Funds have adopted this policy.

Response: We have revised the disclosure consistent with this comment.

Management – Investment Adviser (Page 30)

24.	Comment: 2nd Vote Advisers, LLC, the Fund’s investment adviser, and 2nd Vote Value Investments, Inc., the adviser’s parent and the Fund’s Index Provider, appear to be affiliated with 2nd Vote, Inc., a 501(c)(3) non-profit organization. See www.2ndVote.com. Please inform us whether 2nd Vote, Inc. receives funding either from (1) companies which will be constituents of the Index, or (2) persons or entities providing data on which the Index Provider relies to provide company scores. We may have additional comments after reviewing your response.

Response: 2nd Vote Inc. does not receive funding either from (1) companies which will be constituents of the Index, or (2) persons or entities providing data on which the Index Provider relies to provide company scores.

Management – Manager of Managers Exemptive Relief (Page 32)

25.	Comment: This paragraph states that the Adviser has requested that the SEC grant manager-of-managers exemptive relief. Please disclose that there are no assurances that the requested relief will be granted.

Response: The Registrant has determined to not pursue this relief and the disclosure has been revised consistent with this response.

October 13, 2020

How to Buy and Sell Shares – Investments by Registered Investment Companies (Page 32)

26.	Comment: This section states that registered investment companies may invest in each Fund beyond the limits set forth in Section 12(d)(1) subject to conditions set forth in an exemptive order issued by the SEC to the Adviser. We are unaware of such an order. The SEC, however, set forth, in the adopting release for rule 6c-11 under the 1940 Act, provisions to permit ETFs without exemptive relief to sell shares to other investment companies. See ETF Adopting Release, supra Comment 1. Please revise the disclosure as appropriate.

Response: We have revised the disclosure consistent with this comment.

Back Cover Page (Page 40)

27.	Comment: Please provide a telephone number that may be accessed by investors who seek additional information on the Funds. See Item 1(b)(1) of Form N-1A.

Response: We have revised the disclosure consistent with this comment.

Signatures (Page C-5)

28.	Comment: Section 6(a) of the Securities Act requires a registrant filing a registration statement to include signatures from the issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions, or, if there is no board of directors, by the majority of persons having the power of management of the issuer. Please provide the required signatures.

Response: We have revised the disclosure consistent with this comment.

*******

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely, /s/ Daphne Chisolm Daphne Tippens Chisolm